BranchOut Food Inc.

205 SE Davis Ave., Suite C

Bend, Oregon 97702

June 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	BranchOut Food Inc.
Registration Statement on Form S-1
File No. 333-271422

Dear Ladies and Gentlemen:

On behalf of BranchOut Food Inc. (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Tuesday, June 13, 2023, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. By separate letter, the underwriter of the offering of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Dane Johansen of Parr Brown Gee & Loveless at 801 257-7935 with any questions or comments with respect to this letter.

The Company hereby acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and
●	The Company may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BranchOut Food Inc.

By:	/s/ Eric Healy
Name:	Eric Healy
Title:	Chief Executive Officer